Exhibit 99.5

2006 Notice of meeting

Finding, mining
and	processing

the earth’s minerals

Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser, authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all your shares in Rio Tinto plc, please hand this document, the accompanying 2005 Annual report and financial statements or 2005 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 11.00am on Wednesday, 12 April 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

Letter from the chairman

Rio Tinto plc (Registered in England, No: 719885)

Registered Office: 6 St James’s Square London, SW1Y 4LD

10 March 2006

Dear Shareholder,

I am pleased to invite you to the Company’s forty fourth annual general meeting, which will be held at 11.00 am on Wednesday, 12 April 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1.
     Your participation in the annual general meeting is important to the Company and if you are unable to attend the meeting, please complete and return the enclosed proxy form in the envelope provided. Alternatively, you may submit a proxy via the internet, or if you are a user of the CREST system, including a CREST personal member, by having the appropriate CREST message transmitted electronically. If you wish to make use of one of these alternative services please see the proxy form for details. Submitting a proxy form will ensure your vote is recorded, but will not prevent you from attending and voting at the meeting itself.
     The formal notice of meeting is set out on pages 2 and 3. Full explanatory notes of each resolution may be found on pages 4 to 7.
     This year, in addition to the normal re-election of directors retiring by rotation, we are also asking shareholders to elect two directors, Sir Rod Eddington and Tom Albanese, who were appointed during the year. Sir Rod, who was appointed on 1 September 2005, is an independent non executive director based in Australia. Tom is currently chief executive, Copper and Exploration and he was appointed an executive director, on 7 March 2006. On 1 July 2006, he will take up the position of director, Group Resources, an executive position with responsibility for a number of corporate functions, including Exploration, Operational and Technical Excellence, Human Resources, External Affairs and Global Business Services.
     At the annual general meeting there will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each resolution as they arise and will take questions on the 2005 Annual report and financial statements when that item of business is being considered at the meeting.
      Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.
      The parallel Rio Tinto Limited meeting this year will take place on 4 May 2006. The result of the vote at the Rio Tinto plc meeting on class rights actions and joint decision matters will be determined when the relevant polls are closed at the Rio Tinto Limited meeting and the results will be announced to the press and relevant stock exchanges, posted on our website, and also advertised in the Financial Times.
      Each year we send an increasing level of documentation to shareholders. All shareholder documents together with other Rio Tinto publications are available on the Rio Tinto website. To help us reduce our impact on the environment you may request to receive these electronically by email. If you would like to receive these documents electronically, please register on the Company’s website www.riotinto.com.
      The board and I look forward to your participation at the annual general meeting and thank you for your continued support.

Yours sincerely

Paul Skinner Chairman

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2006 Notice of meeting

Notice is hereby given that the forty fourth annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Wednesday, 12 April 2006 at 11.00am for the following purposes:

1.	To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

that the authority and power conferred on the directors in relation to their general authority to allot shares by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2007 or on 11 April 2007, whichever is the later, and for such period the Section 80 Amount shall be £34.86 million.

2.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

that the authority and power conferred on the directors in relation to rights issues and in relation to the Section 89 Amount by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2007 or on 11 April 2007, whichever is the later, and for such period the Section 89 Amount shall be £6.75 million.

3.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

(a) that Rio Tinto plc, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited be and are hereby authorised to purchase ordinary shares of 10p each issued by Rio Tinto plc (“RTP

Ordinary Shares”), such purchases to be made in the case of Rio Tinto plc by way of market purchase (within the meaning of Section 163 of the Companies Act 1985) provided that this authority shall be limited:

	(i)	so as to expire on the date of the annual general meeting in 2007 or on 11 April 2007, whichever is the later;

	(ii)	so that the number of RTP Ordinary Shares which may be purchased pursuant to this authority shall not exceed 106.5 million RTP Ordinary Shares (representing approximately ten per cent of the issued, publicly held, ordinary share capital of the Company as at 10 February 2006);

	(iii)	so that the maximum price payable for each such RTP Ordinary Share shall be not more than five per cent above the average of the middle market quotations for RTP Ordinary Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase; and

	(iv)	so that the minimum price payable for each such RTP Ordinary Share shall be 10p;

(b)	that Rio Tinto plc be and is hereby authorised to purchase off-market from Rio Tinto Limited and any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above on the terms set out in the proposed agreement between Rio Tinto plc and Rio Tinto Limited (a draft of which has been produced to the meeting and is for the purpose of identification marked ‘A’ and initialled by the Chairman), such authorisation to expire on the date of the annual general meeting in 2007 or on 11 April 2007, whichever is the later and such proposed agreement be hereby approved for the purpose of Section 165 of the Companies Act 1985.

4.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution on which the holder of the Special Voting Share in the Company shall be entitled to vote but only in accordance with Article 60(B)(i) and the RTL Shareholder Voting Agreement:

that, subject to the consent in writing of the holder of the Special Voting Share:

(a) the articles of association contained in the document submitted to the meeting, marked ‘B’ and initialled by the Chairman for the purpose of identification, be adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company; and

(b) the amendments to the constitution contained in the document submitted to the meeting, marked ‘C’ and initialled by the Chairman for the purpose of identification, be approved and such amendments be made to the constitution of Rio Tinto Limited.

5.	To elect Tom Albanese as a director.

6.	To elect Sir Rod Eddington as a director.

7.	To re-elect Sir David Clementi as a director.

8.	To re-elect Leigh Clifford as a director.

9.	To re-elect Andrew Gould as a director.

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10.	To re-elect David Mayhew as a director.

11.	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company and to authorise the Audit committee to determine the auditors’ remuneration.

12.	To approve the Remuneration report as set out in the 2005 Annual review and the 2005 Annual report and financial statements.

13.	To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2005.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy, together with any power of attorney under which it is signed, should reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH not less than 48 hours before the time appointed for holding the meeting.

By order of the Board

Anette Lawless, Secretary 6 St James’s Square London, SW1Y 4LD 10 March 2006

Notes
1.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, Rio Tinto plc specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 11 April 2006 shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on 11 April 2006 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

2.	A proxy may not speak at the meeting except with the permission of the chairman of the meeting. For instructions on how to vote by proxy, please see the enclosed proxy form.

3.	The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the shareholder information sections of the Annual review and Annual report and financial statements.

4.	Agenda items 1, 2 and 3 will be put to Rio Tinto plc shareholders only. As a class rights action, Agenda item 4 will require a separate special resolution of public shareholders of the Company and Rio Tinto Limited and all of the other resolutions will be dealt with under the joint electoral procedure.

5.	The following documents may be inspected at the registered office of Rio Tinto plc during normal business hours on any business day from the date of this notice until the close of the Rio Tinto Limited annual general meeting on 4 May 2006, and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the Rio Tinto plc annual general meeting:

(a) proposed Agreement between Rio Tinto plc and Rio Tinto Limited for the purchase off-market of ordinary shares of 10p each issued by the Company;

(b) proposed articles of association of the Company;

(c) proposed constitution of Rio Tinto Limited.

6.	Copies of directors’ service contracts with a Rio Tinto Group company are available for inspection at the Company’s registered office during normal business hours on any business day and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

7.	Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.

8.	To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy card.

9.	Shareholders should note that the doors to the AGM will be open from 10.15am.

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Appendix

Explanatory notes on the resolutions to be proposed at the 2006 annual general meeting.

Resolution 1 – General authority to allot shares
This resolution asks shareholders to renew the directors’ authority to allot unissued shares and other ‘relevant securities’ as defined in Section 80 of the Companies Act 1985. The authority, if approved, would allow the directors to allot such unissued shares and other ‘relevant securities’ up to a nominal value of £34.86 million (the ‘Section 80 Amount’), which is, in accordance with corporate governance best practice recommendations, equivalent to approximately 33 per cent of the total issued ordinary share capital of Rio Tinto plc, excluding the shares held in treasury, as at 10 February 2006. There are no present plans to allot unissued shares other than in connection with employee share and incentive plans. The directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise.

Resolution 2 – Disapplication of pre-emption rights
If the directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to shareholders in proportion to their existing holdings. This is known as shareholders’ pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, this resolution asks shareholders to renew the directors’ authority to allot shares for cash up to a nominal value of £6.75 million (the ‘Section 89 Amount’), equivalent to five per cent of the combined issued capital of Rio Tinto plc and Rio Tinto Limited as at 10 February 2006, excluding the shares held in treasury by Rio Tinto plc and the shares held by

Rio Tinto plc in Rio Tinto Limited, without the shares first being offered to existing shareholders. The resolution also confers authority to allot shares (and other equity securities) in connection with a rights issue (as defined in the Company’s articles of association).

Resolution 3 – Share purchase approval of Rio Tinto plc shares
The current strength of the Rio Tinto Group’s cash flow means that in addition to comfortably funding current planned investments, capital can be returned to shareholders while maintaining the flexibility to take advantage of acquisitions and expansion opportunities as and when they arise. Accordingly, on 2 February 2006, Rio Tinto announced an intention to return up to US$4 billion to shareholders, comprising a US$1.5 billion special dividend and depending on market conditions a share buy back programme totalling US$2.5 billion, during the course of 2006 and 2007. This programme replaces the remainder of the capital return initiative announced in February 2005.
     The intention is therefore once again to seek approval from the Company’s shareholders to renew the existing authority to make on-market purchases of shares in the Company. While it is Rio Tinto’s intention to exercise this authority, the precise manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions.
     Resolution 3 seeks authority in relation to the purchase of up to 106.5 million of Rio Tinto plc’s ordinary shares by Rio Tinto plc itself, by Rio Tinto Limited or by any subsidiary of Rio Tinto Limited, representing approximately ten per cent of its issued ordinary share capital, excluding the shares held in treasury, as at 10 February 2006. It renews the authority in relation to such purchases which was granted at the 2005 annual general meeting and which expires on 13 October 2006.
     Up to 10 February 2006, 6,615,000 shares had been bought back under the authority granted at the 2005 annual general meeting. There may be circumstances when further share purchases by Rio Tinto plc, Rio Tinto Limited or by any subsidiary of Rio Tinto Limited, would be in the best interests of the shareholders and so the Company is seeking to renew the authority. The maximum price to be paid for the purchase of Rio Tinto plc’s ordinary shares (exclusive of expenses) would be an amount not more than five per cent above the average of the middle market quotations for its ordinary shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding each purchase. The minimum price payable (exclusive of expenses) per ordinary share will be the nominal value of 10p.
     Shareholders should note that, following the introduction of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, any ordinary shares purchased by the Company under the authority granted by this resolution may be held by the Company as treasury shares or dealt with by the Company in accordance with the Companies Act 1985 (which might involve the sale of such shares for cash, the transfer of such shares to an employee share plan or their cancellation). Whenever any shares are held as treasury shares, all dividend and voting rights on these shares will be suspended. As at 10 February 2006 6,615,000 treasury shares were held by the Company.
     In order to permit Rio Tinto plc to repurchase off-market any of its ordinary shares that might have been purchased by Rio Tinto Limited or any of its subsidiaries, the Companies Act 1985 requires the agreement for such repurchases to be approved in advance by special resolution. The proposed agreement between Rio Tinto plc and Rio Tinto Limited provides for the off-market repurchase of Rio Tinto plc’s ordinary shares for a consideration in cash at a price determined therein. It is of no economic significance to the shareholders of either Company if Rio Tinto Limited or any of its subsidiaries make a gain or a loss on such transactions

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involving Rio Tinto plc’s ordinary shares as they have no effect on the Group’s overall resources. Shareholders will be aware that the equalisation principles set out in the Sharing Agreement mean that the effect of share purchases on entitlements to capital and income will be the same for all continuing shareholders regardless of which Company’s shares are purchased or which Company acts as the purchaser. Rio Tinto Limited will also seek to renew its shareholder approval to buy back shares at its 2006 annual general meeting.
     By way of illustration the purchase of one per cent of the ordinary shares in both Rio Tinto plc and Rio Tinto Limited at the share prices prevailing as at 10 February 2006 would increase net debt and reduce shareholders’ funds by about US$670 million and, on the basis of the Group’s 2005 financial statements, would increase the ratio of net debt to total capital by 3.9 per cent.
     The total number of options to subscribe for shares outstanding at 10 February 2006 was 7.4 million, which represents 0.69 per cent of the issued ordinary share capital, excluding the shares held in treasury, at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then the number of options to subscribe for shares outstanding at 10 February 2006 would represent 0.77 per cent of the issued ordinary share capital, excluding the shares held in treasury.

Resolution 4 – Adoption of new articles of association and amendments to the constitution
The current articles of association were adopted in 2002 and further amendments were approved by shareholders last year. As a result of the proposed implementation of the EU Takeover Directive and the adoption of International Financial Reporting Standards (IFRS), the directors have determined that certain consequential amendments should be made to the Company’s ‘Change of control’ and

‘Borrowing powers’ provisions. Similar changes are proposed to the Change of control provision of Rio Tinto Limited’s constitution.
     After a general review of the other provisions, the directors also propose to use this opportunity to make certain other updating changes to the Company’s articles of association and, where applicable, to Rio Tinto Limited’s constitution. The main changes are set out below. References to article numbers are to the numbers in the amended version of the articles of association of the Company and references to rule numbers are to the numbers in the amended version of Rio Tinto Limited’s constitution. Other minor clarificatory changes are also being proposed which are not described below in detail.

Change of control (article 64 and rule 145)
The change of control provisions were introduced as part of the DLC merger in 1995. Their purpose is to ensure that no-one gains control of the Company or Rio Tinto Limited without making an offer to the shareholders of both entities. In particular, these provisions apply to a person (referred to as a “Relevant Person”) with an interest in shares in the Company or Rio Tinto Limited which together carry 20 per cent or more of the total votes attaching to all shares in the Company on a Joint Decision (treating Rio Tinto Limited shares as if they were shares in the Company) or, if the person only has an interest in shares in one of the Company or Rio Tinto Limited, 30 per cent or more of the total votes attaching to all shares in that company other than the Special Voting Share. The current change of control provisions state that if the directors become aware that a person has become a “Relevant Person” then, unless the person is a “Permitted Person”, the directors must give notice to that person (and others) setting out certain restrictions and conditions applicable to the shareholding in which that person has an interest. A “Permitted Person” includes, in broad terms, a person who has made a complying offer for shares in both the Company and Rio Tinto Limited. The result of the directors giving such a notice to a “Relevant Person” is that the voting and certain other rights attaching to the relevant shares are suspended until the appropriate remedial action is taken, such as a disposal of the shares or the person becoming a “Permitted Person” (for example, by making complying takeover offers). If the requirements of the notice are not met within the time specified in the notice, the directors have the power to arrange the compulsory disposal of such number of shares as is necessary to result in the “Relevant Person” ceasing to be a “Relevant Person”.
     The existing change of control provisions confer certain discretions on the directors with respect to this process. In particular, the directors are able to specify the time in which the notice must be complied with and they have the discretion (but not the obligation) to require a disposal of the relevant shares if the notice is not otherwise complied with by the addressee. However, there is a possibility that an unintended consequence of the implementation of the EU Takeover Directive in the UK (which is expected to occur during 2006), would be that, technically, the directors’ ability to exercise such discretions in circumstances in which a takeover offer for the Company had been announced or was believed to be imminent might be affected.
     Consequently, it is proposed to amend certain aspects of the notice provisions described above to remove some of the discretions and, at the same time, to clarify parts of the provisions. In particular, if resolution 4 is passed, in specifying a time for compliance with a notice, the directors will have to specify a time between 7 and 60 days (which can be extended by up to a further 30 days) and, in addition, if the notice is not complied with, the directors will be required to cause a disposal of the relevant shares. The changes are being proposed to both the Company’s articles of association and Rio Tinto Limited’s constitution to ensure the documents are consistent.

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Appendix continued

Borrowing Power (article 109)
Companies listed on the London Stock Exchange are required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS). The power of the directors to borrow money is limited by the articles to one and a half times the ‘Unified Group Share Capital and Reserves’. The introduction of IFRS may bring additional uncertainty or volatility to the Unified Group Share Capital and reserves which could impact adversely on the Group’s ability to borrow. IFRS will change the way companies account for retirement benefit scheme deficits or surpluses, which could affect the Unified Group Share Capital and reserves by the amount of such deficit or surplus. The main amendment to article 109 would be to exclude the effect of this IFRS provision from the calculation of the Unified Group Share Capital and reserves. This is a change to the Rio Tinto plc articles of association only.

Exclusive jurisdiction (article 144 and rule 148)
This new article provides that any suit, action or dispute between a shareholder in his capacity as shareholder (including any derivative action in the name of the Company) and the Company and/or the directors or former directors (or any of them) (“Proceedings”) shall be brought in the courts of England and Wales unless there is a suit, action or dispute involving Rio Tinto Limited which has or is alleged to have the same or substantially similar cause of action, facts or circumstances as the Proceedings, when, if the directors are of the opinion that the Proceedings would as or more conveniently be conducted in the courts of Victoria, Australia, notice may be given to the member concerned and the Proceedings may then be brought in those courts.
     An equivalent provision (with the necessary changes, eg that proceedings are to be brought in the courts of Victoria, Australia) is being proposed for Rio Tinto Limited’s constitution.

The directors believe that it is appropriate that the types of proceedings covered by this article should be brought in the courts of the home jurisdiction of the company (that is, England and Wales for the Company and Victoria, Australia for Rio Tinto Limited) and the purpose of this rule is to make that clear.
     In addition to these changes Rio Tinto Limited is also proposing to amend rule 89 ‘Directors’ fees’ of its constitution to ensure that the operation of rule 89 is consistent with the equivalent article of the Company’s articles of association and rule 123 ‘Dividend plans’ in order to give Rio Tinto Limited greater flexibility in the manner in which it operates its dividend reinvestment plans.
     In respect of the Company’s articles of association, the changes will be effected by adopting new articles. In respect of the Rio Tinto Limited constitution, the changes will be effected by amending the existing constitution.

Resolutions 5 to 10 – Election and re-election of directors
Sir Rod Eddington and Tom Albanese have both been appointed directors of the Company since the last annual general meeting and, in accordance with the articles of association, retire and offer themselves for election.
     The board believes the election of both Sir Rod and Tom is in the best interests of the Group as they bring skills, experience and knowledge to the board proceedings which will enhance and maintain an effective board. Both appointments were recommended to the board by the Nominations committee following a thorough evaluation process.
     Sir David Clementi, Leigh Clifford, Andrew Gould and David Mayhew retire by rotation this year and being eligible, offer themselves for re-election.
     The board has adopted a policy on directors’ independence. Applying the criteria within the policy, the board is satisfied that Sir Rod Eddington, Sir David Clementi and Andrew Gould are independent. Tom Albanese and Leigh Clifford, as executive directors, and David

Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, are not independent.
     Following a formal performance evaluation as described in the Corporate governance report contained in the 2005 Annual report and financial statements and the 2005 Annual review, all the directors’ performances continue to be effective and demonstrate commitment. The board therefore recommends the elections and re-elections.
     Brief biographical details of each of the directors standing for election and re-election are given below:

Tom Albanese was appointed an executive director, on 7 March 2006. On 1 July 2006, he will take up the position of director, Group Resources, when his responsibilities will embrace a number of corporate functions, including Exploration, Operational and Technical Excellence, Human Resources, External Affairs and Global Business Services. He joined Rio Tinto in 1993 and held a number of management positions before being appointed chief executive of the Industrial Minerals group in 2000, a position he held until his appointment as chief executive of the Copper group and head of Exploration in 2004. Tom is 48.
     The board considers that his broad technical and commercial experience within both the Group and the industry enables him to provide a major contribution to the board and the Group’s business and he is recommended for election.

Sir Rod Eddington joined the Rio Tinto boards on 1 September 2005. He was the chief executive of British Airways plc until the end of September 2005. Prior to this, Sir Rod was managing director of Cathay Pacific Airways from 1992 until 1996 and executive chairman of Ansett Airlines from 1997 to 2000. He is a non executive director of CLP Holdings Limited, News Corporation plc, John Swire & Son Pty Limited and is Non executive Chairman of JPMorgan Australia and New Zealand. Sir Rod is also chairman of the

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EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council, and of the Victorian Major Events Company Limited. Sir Rod is 55.
     His considerable experience as chief executive and board member of major global companies enables him to provide a valuable contribution to the board and its committees, and he is recommended for election.

Sir David Clementi was appointed a director of Rio Tinto in January 2003. Sir David is chairman of Prudential plc prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School and is a member of the UK Financial Reporting Council. Sir David is 57.
     Sir David has many years experience of the financial services industry, and as chairman of a large public company, provides a major contribution to the board and the committees. Based on a positive assessment of his performance, he is recommended for re-election.

Leigh Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000. He is a former director of Freeport-McMoRan Copper & Gold Inc and a non executive director of Barclays Bank plc. Leigh is 58.

In the view of the board he continues to provide strong and effective leadership to the Company and is recommended for re-election.

Andrew Gould was appointed a director of Rio Tinto in 2002 and is chairman of the Audit committee. Andrew is chairman and chief executive officer of Schlumberger Limited, whom he joined in 1975 and where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He holds a degree in economic history, qualified as a chartered accountant with Ernst &Young and is a member of the UK Prime Minister’s Council of Science and Technology. Andrew is 59.
     His experience as chairman and chief executive of a global resources-related company enables him to provide a significant contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.

David Mayhew was appointed a director of Rio Tinto in 2000. David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001when he was appointed chairman, he was the partner in charge of the firm’s Capital Markets Department. David is 55.
     He has extensive experience of the financial services industry and, as chairman of a major brokerage house, provides a significant contribution to the board and its committees and is recommended for re-election.

Resolution 11 – Re-appointment and remuneration of auditors
The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. In accordance with company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to fix the auditors’ remuneration.

Resolution 12 – Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 65 to 77 of the 2005 Annual report and financial statements and pages 39 to 51 of the 2005 Annual review. The report can also be found on the Rio Tinto website.

Resolution 13 – To receive the 2005 Annual report and financial statements
The directors are required by company law to present the financial statements, the Directors’ report and the Auditors’ report on the financial statements to the meeting.

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